EXHIBIT (a)(1)(xvi)

Form of Confirmation E-mail

Dear [Employee Name],

Thank you for your submission of your election to participate in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options (referred to as the “Offer” or “Offer to Exchange”). We confirm with this e-mail that we have accepted your election to participate and have canceled the eligible options you have properly tendered pursuant to the Offer website. Subject to your continued employment or service with AMD or any of our majority-owned subsidiaries on the replacement option grant date and the other terms and conditions of the Offer, you now have the right to receive replacement options entitling you to purchase that number of shares of our common stock at an exercise price of $              per share.

If you have any questions, please send us an e-mail at HRSC.stockadministration@amd.com.

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